UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from               to

Commission file number 1-7657

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AMERICAN EXPRESS COMPANY

200 Vesey Street

New York, New York 10285

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Financial Statements and Supplemental Schedule

*

Other supplemental schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable or not required.

Report of Independent Registered Public Accounting Firm

To the Participants and Employee Benefits Administration Committee of

American Express Retirement Savings Plan:

In our opinion, the accompanying statement of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the American Express Retirement Savings Plan (the “Plan”) at December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Minneapolis, Minnesota
June 26, 2014

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Benefits

as of December 31, 2013 and 2012

(Thousands)	2013	2012
Assets
Investments, at fair value:
Money market funds	$47,518	$44,078
Common stocks	2,189,134	1,615,256
Fixed income securities	662	603
Common/collective trusts	708,774	541,944
Mutual funds	1,090,952	920,739
Stable Value Fund	653,115	652,700

Total investments, at fair value	4,690,155	3,775,320

Due from brokers	1,720	5,853
Cash (non-interest bearing)	5,847	5,796
Receivables:
Notes receivable from participants	102,157	101,139
Investment income accrued	1,238	198
Employer contributions:
Profit sharing	58,778	43,996
Other than profit sharing	27,748	28,140

Total Assets	4,887,643	3,960,442

Liabilities
Accrued expenses	2,931	1,251
Due to brokers	41,459	26,276

Total Liabilities	44,390	27,527

Net assets reflecting investments at fair value	4,843,253	3,932,915

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(3,898)	(16,214)

Net assets available for benefits	$4,839,355	$3,916,701

See accompanying notes to the financial statements.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

for the Year Ended December 31, 2013

(Thousands)	2013
Contributions
Employer
Profit sharing	$58,806
Other than profit sharing	126,161
Employee	154,085
Rollovers	10,612

Total contributions	349,664

Investment income
Net appreciation in fair value of investments	895,372
Interest and dividends	66,182
Other income	964

Total investment income	962,518

Interest on notes receivable from participants	3,665

Total additions to net assets	1,315,847

Withdrawal payments	(381,850)
Administrative expenses	(11,343)

Net increase in net assets available for benefits	922,654

Net assets available for benefits at beginning of year	3,916,701

Net assets available for benefits at end of year	$4,839,355

See accompanying notes to the financial statements.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Notes to Financial Statements

1.	Description of the Plan

General

The American Express Retirement Savings Plan (the “Plan”), which became effective June 11, 1973, is a defined contribution pension plan. Under the terms of the Plan, regular full-time and certain part-time employees of American Express Company and its participating subsidiaries (the “Company”) can make elective contributions to the Plan beginning as soon as practicable after their date of hire and are eligible to receive Company contributions, if any, upon completion of six months of service.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The following is not a comprehensive description of the Plan, and therefore does not include all situations and limitations covered by the Plan. The Plan Document should be referred to for more complete information. In the event of a conflict between the following description and the Plan Document, the Plan Document shall control.

Administration

Wells Fargo Bank, N.A. is the Trustee and Recordkeeper for the Plan. The Plan is administered by the Company’s Employee Benefits Administration Committee (“EBAC”) and the Company’s Retirement Savings Plan Investment Committee (“RSPIC”). The Plan Document requires that the American Express Company Stock Fund be offered as an investment option. RSPIC has the power to select the other investment options available under the Plan and the manner in which these investment options are invested. Subject to Plan limits, RSPIC has the power to appoint investment managers to make investment decisions. The members of EBAC are appointed by the Chief Executive Officer as authorized by the Compensation and Benefits Committee of the Board of Directors of the Company. Under the terms of the Plan Document, the members of RSPIC are appointed by the Vice President, Global Benefits.

Compensation

The participant compensation (commonly referred to as “Total Pay”) that is used in the calculation of Plan contributions generally includes an employee’s base pay plus overtime, shift differentials, and most commissions and incentives. For participants above certain salary grades, as defined by the Plan, Total Pay does not include any incentive pay which, in the aggregate, is in excess of one times their base salary when calculating Company contributions.

For purposes of the Plan, compensation is limited to a participant’s regular cash remuneration up to a maximum of $255,000 and $250,000 in 2013 and 2012, respectively, before tax deductions and certain other withholdings.

Contributions

The Plan currently provides for the following contributions:

Elective Contributions

Each pay period, participants may make Before-Tax Contributions, Roth Contributions, and/or After-Tax Contributions up to 10% of eligible compensation, or a combination thereof, not to exceed 80% of their Total Pay, to the Plan through payroll deductions. Roth Contributions are a special type of after-tax contribution and are subject to most of the same rules as Before-Tax Contributions. The Internal Revenue Code of 1986, as amended (the “Code”) imposes a limitation that is adjusted annually for cost of living increases on participants’ Before-Tax and Roth Contributions to plans which are qualified under Code Section 401(k) and other specified tax favored plans. For 2013 and 2012, this limit was $17,500 and $17,000, respectively, for participants under age 50 and $23,000 and $22,500, respectively, for participants age 50 or older. The Plan complied with non-discrimination requirements under the Code during 2013 and 2012 by utilizing the safe harbor design for deferrals and matching contributions in accordance with Sections 401(k)(12) and 401(m)(11) of the Code.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Notes to Financial Statements

Company Matching Contributions

The Company matches 100% of a participant’s Before-Tax Contributions and/or Roth Contributions up to 5% of Total Pay after a participant’s completion of six months of service.

Profit Sharing Contributions

Upon a participant’s completion of six months of service, additional Company contributions up to 5% of a participant’s Total Pay may be made annually at the Company’s discretion which can be based, in part, on the Company’s performance. Participants must be employed on the last working day of the Plan year (or be disabled under the terms of the Plan) to be eligible for any Profit Sharing Contributions made for that Plan year. Profit Sharing Contributions to eligible participants are made regardless of whether the eligible participant contributes to the Plan. Profit Sharing Contributions for employees other than eligible Global Business Travel participants comprised 3.00% and 2.25% of participant Total Pay in 2013 and 2012, respectively. Eligible Global Business Travel participants received Profit Sharing Contributions equal to 1.75% of their Total Pay in 2013 and 1.00% of their Total Pay in 2012.

Qualified Non-Elective Contributions

The Company may make Qualified Non-Elective Contributions (“QNEC”). A QNEC is a discretionary, fully vested contribution. The Company may designate all or part of a Company profit sharing contribution as a QNEC. Alternatively, the Company may, in its sole discretion, make an additional contribution designated as a QNEC. Any QNECs are fully vested when made and distributable only under circumstances that permit distributions of Before-Tax Contributions or Roth Contributions (excluding hardship withdrawals). QNECs may be allocated as a uniform percentage of eligible compensation for designated employees and may be restricted to only such employees employed on the last day of the Plan year. Alternatively, the Company may direct that QNECs be allocated among specifically designated non-highly compensated employees in varying percentages of compensation as permitted by law.

Conversion Contributions

For eligible employees on the Company’s United States payroll or on unpaid leave of absence on July 1, 2007 and who generally commenced service prior to April 1, 2007, the Company makes Conversion Contributions equal to a percentage of compensation. The amount of the participant’s Conversion Contributions is based on his/her projected attained age plus completed years of service with the Company as of December 31, 2008 and varies depending on the division of employment. Conversion Contributions range from 0-8% of Total Pay.

Disability Contributions

Certain qualifying participants who become disabled, as defined by the Plan Document, are eligible to receive contributions similar to Company Conversion, Profit Sharing and/or Matching Contributions.

Transfer of Account Balances

A participant’s account balance may be transferred among the Plan’s investment options upon receipt of instructions from the participant. Account balances may be allocated among the Plan’s investment options on a daily basis.

Participant Rollovers

A rollover contribution is a transfer to the Plan of a qualified distribution in accordance with the provisions of the Plan. Rollovers are accepted into the Plan, but are not subject to Company contributions. The Plan also allows in-Plan Roth conversion rollovers.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Notes to Financial Statements

Vesting

Participants are immediately vested in their elective Before-Tax, Roth and After-Tax Contributions and rollovers, if any, as well as the investment earnings on the foregoing. Other contributions become vested as set forth below:

Company Matching Contributions

Company Matching Contributions and investment earnings thereon are immediately 100% vested.

Profit Sharing Contributions

Currently, Profit Sharing Contributions and investment earnings thereon are 100% vested after the earlier of three years of service or, if still employed by the Company or an affiliate, at or after attainment of age 65, disability or death.

Qualified Non-Elective Contributions

QNECs are immediately 100% vested and investment earnings thereon are immediately 100% vested.

Conversion Contributions

Conversion Contributions and investment earnings thereon are 100% vested after the earlier of three years of service or, if still employed by the Company or an affiliate, at or after attainment of age 65, disability or death.

Disability Contributions

Disability Contributions are always 100% vested as soon as they are deposited into the Plan.

Forfeitures

Accrued 2013 Profit Sharing Contributions made to the Plan in March 2014 were reduced by $1.5 million from forfeited account balances. Forfeitures of terminated participants’ non-vested accounts, as well as amounts attributable to outstanding checks not cashed within 180 days with respect to which the payee cannot be located, are used to pay Plan expenses or to reduce future Company contributions. Amounts attributable to uncashed checks may, in accordance with EBAC’s direction, be allocated wholly or partly to a reserve to cover future claims for these benefits or be treated in accordance with the normal rules for forfeitures. Forfeited non-vested balances were $1.3 million and $1.2 million as of December 31, 2013 and 2012, respectively.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts and Plan assets will be distributed in accordance with the Plan Document.

Notes Receivable from Participants

Notes receivable from participants (loans) are carried at their unpaid principal balance plus any accrued but unpaid interest. Participants are allowed to apply for a loan from the Plan for a minimum amount of $500 up to the lesser of $50,000 or 50% of their vested balance, subject to certain restrictions set forth in the Plan and the Code. General purpose loans are limited to terms of 59 months. Loans to purchase a principal residence have a maximum term of 359 months. Loan repayment amounts, including principal and interest, are deducted each pay period and allocated to participants’ investment accounts in accordance with the election in effect for new contributions at the time of repayment. Terminated participants who have an outstanding loan may default and not repay the loan, subject to income tax regulations, or make arrangements with the Recordkeeper to pay the loan off in full, or make installment payments.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Notes to Financial Statements

Loans are collateralized by the participant’s remaining vested account balance and the interest rate is fixed for the life of the loan. Effective September 1, 2012, the interest rate determination is based on the prime rate (as reported in the Wall Street Journal on the last business day of the month prior to the month in which the loan is issued) plus one percentage point. In the event of a loan default, EBAC may direct the Trustee to treat the outstanding loan balance as an early withdrawal of funds from the Plan, thereby subjecting the participant to income tax plus any penalties imposed by the Code based on the loan balance. Loans outstanding to participants at December 31, 2013 carried interest rates varying from 3.25% to 9.50% and will mature at various dates through October 2043.

Tax Deferrals

As long as the Plan remains qualified and the related Trust (the “Trust”) remains tax exempt, amounts invested in the Plan through Before-Tax Contributions and Company contributions and rollovers, as well as the investment earnings on such amounts, are not subject to federal income tax until distributed to the participant. After-Tax Contributions are taxed when contributed, with earnings taxed upon distribution. Roth Contributions are taxed when contributed, and earnings on Roth Contributions and rolled-in Roth amounts qualify for tax-free distribution if a participant (i) reaches age 59-1/2, dies or becomes disabled (as defined by federal law) and (ii) has a Roth Contribution account with the Plan (or another plan from which a direct rollover of Roth Contributions is received) for at least five taxable years. If those conditions are not met, earnings on Roth Contributions are taxed when distributed.

Distributions and Withdrawals

Upon termination of employment due to disability, death or retirement at or after attainment of the Plan’s normal retirement age (65), participants or their beneficiaries are fully vested and eligible to receive a distribution of the full value of their accounts. If employment ends for other reasons, participants are eligible to receive a distribution of their vested account balance. When employment ends, participants (or their beneficiaries) may elect to receive their vested balance as a lump sum cash amount, American Express Company common shares, if applicable, shares of any investment available through the Self-Directed Brokerage Account (“SDA”), if applicable, or a combination of cash and shares. If the account balance is greater than $1,000, a participant may elect to defer distribution until the April of the year following the year in which the participant attains age 70-1/2. If the account balance is $1,000 or less, a distribution will be made in a lump sum following the end of employment. Participants may request a withdrawal of all or a portion of their vested account balance subject to limitations under the terms of the Plan and certain tax penalties imposed by the Code. Distributions and withdrawals are recorded when paid. Distributions may be rolled over to a qualified Individual Retirement Account (“IRA”) or other qualified employer retirement plan, if that plan allows rollovers.

Expenses

The Company, in its discretion, may pay certain administrative expenses, with any expenses not paid by the Company being charged to the Plan. Expenses related to investment funds, such as investment management fees, brokerage commissions, stock transfer, or other taxes and charges incurred in the purchase or sale of investments, are generally paid out of the applicable investment funds. Fees, commissions, and other charges and administrative expenses that are attributable to the investment funds as a whole are generally paid from the Trust. All such expenses that are paid by the Plan are included within the Administrative expenses on the Statement of Changes in Net Assets Available for Benefits. The expenses reported on the Statement of Changes in Net Assets do not include fees and expenses incurred indirectly by the Plan from the underlying mutual funds and collective trusts in which the Plan may invest. Additional expenses are associated with the SDA and participants electing to invest through the SDA are charged directly for these fees through their SDA. The Trust does not pay any fees or expenses associated with the SDA.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Notes to Financial Statements

2.	Summary of Significant Accounting Policies

Use of Estimates

The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”). Accounting estimates are an integral part of the financial statements. These estimates are based, in part, on management’s assumptions concerning future events. Among the more significant assumptions are those that relate to fair value measurements. These accounting estimates reflect the best judgment of management, but actual results could differ.

Investment Valuation and Income Recognition

Investments are reported at fair value. Investments traded on securities exchanges, including common stocks, preferred stocks and corporate debt instruments, are valued at the year-end closing market prices or, in the absence of a closing price, the last reported trade price at the financial statement date. U.S. Government and agency securities, municipal bonds and foreign bonds are valued at closing bid quotations at the financial statement date or the last available date that the security was traded. When quoted prices of identical investment securities in active markets are not available, the fair values for the Plan’s fixed income securities are obtained primarily from pricing services engaged by the Plan’s Trustee, and the Plan receives one price for each security.

Purchases and sales of securities are reflected on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on an accrual basis. As required by the Plan, all dividend and interest income is reinvested into the same investment funds in which the dividends and interest income arose with the exception of the American Express Company Stock Fund, which is an Employee Stock Ownership Plan (“ESOP”). The ESOP holds shares of American Express Company stock on behalf of participants. Dividends are automatically reinvested in the American Express Company Stock Fund, unless participants elect that the dividends paid with respect to their interest in the fund be distributed in cash in the form of withdrawal payments.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Subsequent Events

The Plan has evaluated subsequent events for potential recognition and disclosure through the date the financial statements were issued. The Plan has terminated certain investment managers for the U.S. Large Cap Equity Fund and appointed new investment managers in 2014. The Plan utilized the services of a Transition Manager to align the terminated manager’s portfolio to the new incoming managers’ portfolios. There was no blackout as a result of this transition.

On March 17, 2014, the Company announced that it signed an agreement to create a joint venture for its Global Business Travel division. After the close of the transaction, affected participants may roll over their account balances to a new 401(k) plan or exercise other distribution/rollover options. However, they will not be required to do so, as long as their account balances exceed the Plan’s $1,000 cash-out threshold.

Classification of Various Items

Certain reclassifications of prior period amounts have been made to conform to the current presentation. These other reclassifications did not have an impact on the Plan’s financial position or change in net assets available for benefits.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Notes to Financial Statements

3.	Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, based on the Plan’s principal or, in the absence of a principal, most advantageous market for the specific asset or liability.

GAAP provides for a three-level hierarchy of inputs to valuation techniques used to measure fair value, defined as follows:

•	Level 1 – Inputs that are quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan can access.

•

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability, including:

–	Quoted prices for similar assets or liabilities in active markets;

–	Quoted prices for identical or similar assets or liabilities in markets that are not active;

–	Inputs other than quoted prices that are observable for the asset or liability; and

–	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•

Level 3 – Inputs that are unobservable and reflect the Plan’s own assumptions about the assumptions market participants would use in pricing the asset or liability based on the best information available in the circumstances (e.g., internally derived assumptions surrounding the timing and amount of expected cash flows).

The Plan monitors the market conditions and evaluates the fair value hierarchy levels at least annually. For any transfers in and out of the levels of the fair value hierarchy, the Plan elects to disclose the fair value measurement at the beginning of the reporting period during which the transfer occurred.

Financial Assets Carried at Fair Value

Financial assets disclosed in the tables below represent two types of assets. Assets held in funds (either mutual funds or common/collective trusts) are disclosed in the table according to the appropriate fund category (the underlying securities of those funds are not disclosed separately). Assets held in separate accounts (which are wholly owned by the Plan) are disclosed according to the appropriate category of the individual securities of those separately managed accounts; these individual securities include common stocks, fixed income securities, mutual funds, and common/collective trusts. Because of this, the classification of financial assets in the table does not correspond to the classification of the investment options available to Plan participants.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Notes to Financial Statements

The following table summarizes the Plan’s financial assets measured at fair value on a recurring basis, categorized by GAAP’s valuation hierarchy (as described above), as of December 31, 2013:

Description (Thousands)	Total	Level 1	Level 2	Level 3
Money market funds	$47,518	$47,518	$—	$—
Common stocks	2,189,134	2,189,134	—	—
Fixed income securities	662	—	662	—
Common/collective trusts
Bond funds	163,449	—	163,449	—
Domestic equity funds	545,325	—	545,325	—
Mutual funds
Fixed income funds	322,077	322,077	—	—
Domestic equity funds	193,855	193,855	—	—
International equity funds	575,020	575,020	—	—
Stable Value Fund
Common/collective trusts	244,481	—	244,481	—
Fixed income funds	342,589	—	342,589	—
Pooled separate accounts	65,895	—	65,895	—
Wrap agreements	150	—	—	150

Total	$4,690,155	$3,327,604	$1,362,401	$150

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Notes to Financial Statements

The following table summarizes the Plan’s financial assets measured at fair value on a recurring basis, categorized by GAAP’s valuation hierarchy (as described above), as of December 31, 2012:

Description (Thousands)	Total	Level 1	Level 2	Level 3
Money market funds	$44,078	$44,078	$—	$—
Common stocks	1,615,256	1,615,256	—	—
Fixed income securities	603	—	603	—
Common/collective trusts
Bond funds	155,595	—	155,595	—
Domestic equity funds	386,349	—	386,349	—
Mutual funds
Fixed income funds	312,022	312,022	—	—
Domestic equity funds	136,803	136,803	—	—
International equity fund	471,914	471,914	—	—
Stable Value Fund
Common/collective trusts	248,098	—	248,098	—
Fixed income funds	338,513	—	338,513	—
Pooled separate accounts	65,919	—	65,919	—
Wrap agreements	170	—	—	170

Total	$3,775,320	$2,580,073	$1,195,077	$170

(a) During 2013, the Plan has made the decision to present the Met Life Separate Account Contract as a pooled separate account in order to provide additional clarity within the fair value hierarchy. As a result, for comparability, this presentation has also been reflected in the 2012 table above.

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 financial instruments for the years ended December 31, 2013 and 2012:

(Thousands)	2013	2012
Balance, beginning of year	$170	$2,903
Net unrealized losses relating to instruments still held at the reporting date	(20)	(2,733)

Balance, end of year	$150	$170

Unrealized losses included in changes in fair value above are reported in the net appreciation in fair value of investments in the Statement of Changes in Net Assets Available for Benefits. There were no transfers in and/or out of the Plan’s Level 3 assets for the years ended December 31, 2013 and 2012.

Valuation Techniques Used in the Fair Value Measurement of Financial Assets Carried at Fair Value

For the financial assets measured at fair value on a recurring basis (categorized in the valuation hierarchy table above), the Plan applies the following valuation techniques:

•	Money market funds are valued by the net asset value (the “NAV”), which represents the exit price.

•

Investments in American Express Company common stock, other stock and active publicly traded equity securities are valued at the official closing price of U.S. public exchanges or, if there is no official closing price that day, at the last reported trade price at the financial statement date. These investments are classified in Level 1 of the fair value hierarchy.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Notes to Financial Statements

•

Mutual funds held within the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission under the Investment Company Act of 1940. These investments are required to make publicly available the daily NAV of the fund and to transact at this price. Hence, open-end mutual funds transact at quoted prices. In addition, the mutual funds held by the Plan are actively traded. These investments are classified within Level 1 of the fair value hierarchy.

•

Common/collective trusts are investment funds formed by the pooling of investments by institutional investors, such as a group of not necessarily affiliated pension or retirement plans, typically with the intention of achieving cost savings over similar investment options such as mutual funds. Common/collective trusts are similar to mutual funds, with a named investment manager and documented investment objective. These investments, however, are non-registered with the SEC (unlike mutual funds, which are registered) and participation is not open to the public. The NAV is measured by the custodian or investment manager as of the close of regular daily trading. These investments are classified within Level 2 of the fair value hierarchy. When measuring the fair value of such funds, the NAV, as provided by the fund sponsor, is corroborated with observable inputs provided by pricing services for the securities. In certain instances, NAVs may require adjustments to more appropriately reflect the fair value.

•

When quoted prices of identical investment securities in active markets are not available, the fair values for the Plan’s fixed income securities are obtained primarily from pricing services engaged by the Plan’s Trustee, and the Plan receives one price for each security. The fair values provided by the pricing service are estimated using pricing models, where the inputs to those models are based on observable market inputs or recent trades of similar securities. The inputs to the valuation techniques applied by the pricing service vary depending on the type of security being priced but are typically benchmark yields, benchmark security prices, credit spreads, prepayment speeds, reported trades, and broker-dealer quotes, all with reasonable levels of transparency. The pricing service did not apply any adjustments to the pricing models used. In addition, the Plan did not apply any adjustments to the prices received from the pricing services. The Plan reaffirms its understanding of the valuation techniques used by its pricing services at least annually.

•

Fully benefit-responsive investment contracts are valued at fair value within Level 2 of the fair value hierarchy, with an adjustment for contract value on the Statement of Net Assets Available for Benefits. Contract value represents the face amount of the contract plus interest at the contract rate. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because the contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan and the investment contract. There are no reserves against contract value for credit risk of the contract issuers or otherwise. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis for the fully benefit-responsive investment contracts. Fair value for synthetic contracts is estimated based on the quoted market prices of the underlying fixed income securities. Wrap agreements are purchased to protect against the loss of value on the underlying fixed income securities. The wrap agreements are valued using a market approach methodology, which incorporates the difference between current market rates for agreement level wrap fees and the current wrap fee associated with the agreement. The adjustment to contract value represents the remaining difference between the combined fair value of underlying fixed income securities and the wrap agreements, versus the wrap agreement value. These wrap agreements are classified within Level 3 of the fair value hierarchy.

The fair values of these financial instruments are estimates based upon the market conditions and perceived risks as of December 31, 2013, and require management judgment. The Plan’s valuation techniques used to measure the fair value of its investments may produce fair values that may not be indicative of a future sale, or reflective of future fair values. The use of different techniques to determine the fair value of these types of investments could result in different estimates of fair value at the reporting date.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Notes to Financial Statements

4.	Investments

The investment options available to participants include nine core investment funds (the “Core Investment Funds”), of which five are actively managed and four are index funds. In addition, target date funds (the “Retirement Funds”) that invest in a mix of the actively managed Core Investment Funds based on target retirement dates are also available. Additional investment options include a Self-Directed Brokerage Account (SDA) and the American Express Company Stock Fund. A participant may currently elect to invest contributions in any combination of investment options in increments of 1% and change investment elections for future contributions on any business day the New York Stock Exchange is open. Participants are only able to allocate 10% of their future contributions to the American Express Company Stock Fund, and transfers of balances from other investment options into the American Express Company Stock Fund are only permitted to the extent the participant’s investment in the American Express Company Stock Fund after the transfer does not exceed 10% of the participant’s overall Plan balance. Special rules and restrictions may apply to the SDA.

A brief description of the investment options available to participants at December 31, 2013 is set forth below:

Core Investment Funds

RSPIC has created four Core Index Funds: The Diversified Bond Index Fund, The U.S. Large-Cap Equity Index Fund, The U.S. Small/Mid-Cap Equity Index Fund, and The International Equity Index Fund, which currently use a single index fund as the underlying investment in each Fund. The Core Index Funds seek to mirror the investments and track the performance of a broad market index that includes hundreds or thousands of stocks or bonds.

RSPIC has created five actively managed Core Funds to provide diversified and actively managed options to participants. Four of these actively managed Core Funds (The Diversified Bond Fund, The U.S. Large-Cap Equity Fund, The U.S. Small/Mid-Cap Equity Fund, and The International Equity Fund) represent a broad asset class (e.g., U.S. Large-Cap Equity, U.S. Small/Mid-Cap Equity, Bonds, etc.) using several active managers within each Fund. These actively managed Core Funds seek to outperform a broad market index by buying and selling a limited number of investments (stocks, bonds, or other investments) using their investment management skills.

The actively managed Stable Value Fund invests in diversified pools of U.S. government and agency fixed income securities together with book value wrap agreements issued by creditworthy insurance companies or banks with the objective to protect a participant’s original investment while offering a competitive rate of interest with minimum risk.

Self-Directed Accounts

The SDA gives participants the opportunity to invest in a wide variety of mutual funds in addition to the specific investment options mentioned above. Participants may request a Prospectus for any of the funds available through the SDA.

American Express Company Stock Fund

The Plan Document requires that this Fund be offered as an investment option under the Plan. The American Express Company Stock Fund is an ESOP. This Fund invests primarily in American Express Company common shares and holds a small amount of cash or other short-term cash equivalents to meet requests for investment transfers, withdrawals, and distributions. Participants have full voting rights for the common shares underlying the units that are allocated to the American Express Company Stock Fund.

A full, detailed description of the Plan’s investment options, and associated terms and conditions, is available to all participants.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Notes to Financial Statements

Additional Investment Details

As of December 31, 2013 and 2012, individual securities within the Core Investment Funds, the American Express Company Stock Fund and the SDA with a fair value representing 5% or more of the Plan’s net assets were as follows:

Description (Thousands)	2013	2012
American Express Company common stock	$816,673	$572,593
Vanguard Employee Benefit Index Fund #528	545,325	386,349
PIMCO Total Return Fund	298,186	285,479

There were no other individual securities held within the Core Investment Funds, the American Express Company Stock Fund or SDA that exceeded 5% of the Plan’s net assets as of December 31, 2013 or 2012.

As of December 31, 2013 and 2012, investment options available to participants with a fair value representing 5% or more of the Plan’s net assets were as follows:

Description (Thousands)	2013	2012
The U.S. Large-Cap Equity Fund	$1,351,245	$1,028,012
The Stable Value Fund	653,115	652,700
American Express Company Stock Fund	823,531	577,946
The International Equity Fund	542,596	456,597
The Diversified Bond Fund	461,635	441,074
The U.S. Small/Mid-Cap Equity Fund	500,362	379,451

During 2013, the Plan’s investments (including investments purchased, sold, as well as the change in fair value of assets) appreciated / (depreciated) in fair value as follows:

Description (Thousands)	2013
Common stocks	$676,639
Mutual funds	92,433
Common/collective trusts	131,725
Stable Value Fund	(5,405)
Wrap agreements	(20)

Net appreciation in fair value of investments	$895,372

5.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will continue to occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Notes to Financial Statements

6.	Income Tax Status

The Plan has received a favorable determination letter from the Internal Revenue Service (the “IRS”) dated May 16, 2014, stating that the Plan is qualified under section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and, therefore, the related trust is exempt from taxation. The Plan has been amended in accordance with proposed amendments submitted May 6, 2014 and adopted June 17, 2014 as detailed in the determination letter. The Plan is required to operate in conformity with the Code to maintain its qualification. The Company believes the Plan, as amended, is currently designed and being operated in compliance with the applicable requirements of the Code and, therefore believes that the Plan, as amended, is qualified, the related trust is tax-exempt and the Plan satisfies the requirements of Section 4975(e)(7) of the Code.

GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability or asset if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Company has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability, or asset or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, the Plan is no longer subject to examination for tax years prior to 2005, which is the earliest open year for U.S. federal income tax purposes.

7.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 31, 2013 and 2012:

(Thousands)	2013	2012
Net assets available for benefits per the financial statements	$4,839,355	$3,916,701
Less: Loans deemed distributed	(1,248)	(1,230)
Net assets available for benefits per the Form 5500	$4,838,107	$3,915,471

The following is a reconciliation of withdrawal payments per the financial statements to Form 5500 for the year ended December 31, 2013:

(Thousands)		2013

Withdrawal payments per the financial statements		$381,850
Plus: Certain deemed distributions of participant loans		202
Less: Deemed loans offset by distributions		(214)

Withdrawal payments per the Form 5500		$381,838

The following is a reconciliation of interest on participant loans per the financial statements to Form 5500 for the year ended December 31, 2013:
(Thousands)		2013

Interest on notes receivable from participants per the financial statements		$3,665
Interest on deemed distributed loans		2

Interest on participant loans per the Form 5500		$3,667

Participant loans are deemed as distributions for Form 5500 reporting purposes when the event of default occurs. For financial statement reporting purposes, participant loans are deemed as distributions when the Form 1099 is issued and the event becomes taxable to the participant.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Notes to Financial Statements

8.	Related Party Transactions

The Plan holds certain investments in or managed by Wells Fargo Bank, N.A., the Trustee, and its affiliates as well as investments in or managed by contracted investment managers appointed by RSPIC, including Ameriprise Financial, Inc., the Vanguard Group and Vanguard Fiduciary Trust. Additionally, the Plan holds investments in shares of American Express Company common stock. These transactions qualify as exempt party-in-interest transactions. Notes Receivable from Participants are also considered exempt party-in-interest transactions as discussed in Footnote 1.

The following table summarizes the Plan’s investments in exempt-parties-in-interest as of December 31, 2013 and 2012:

(Thousands)

Investments in Parties-in-Interest(a)	2013	2012

American Express Company	$816,673	$572,593

Ameriprise (b)	244,481	248,098

Notes Receivable from Participants	102,157	101,139

Vanguard (c)	669,409	453,132

Wells Fargo Bank, N.A.	46,715	34,147

Balance, end of year	$1,879,435	$1,409,109

(a)	Investments made with parties-in-interest by individuals through Self Directed Accounts are not included.
(b)	Includes Columbia and RiverSource Investments.
(c)	Includes the Vanguard Group and Vanguard Fiduciary Trust.

SUPPLEMENTAL SCHEDULE

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

December 31, 2013

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Cost	(e) Current Value (in thousands)

	American Express Company Stock Fund
	Money Market
*	WELLS FARGO ADV HERITAGE MONEY MARKET FUND #3106	6,858		6,858
	Common Stock
*	AMERICAN EXPRESS COMPANY COMMON STOCK	9,001		816,673

	Total American Express Company Stock Fund			823,531

	Self Directed Account -
	CASH EQUIVALENTS			12,977
	COMMON STOCK			10,724
	MUTUAL FUNDS			126,085

	Total Self Directed Account			149,786

	Diversified Bond Index Fund
	Mutual Funds

*	VANGUARD TOTAL BOND INDEX FUND I #222	2,262		23,891

	International Equity Index Fund
	Mutual Funds

*	VANGUARD TOTAL INTERNATIONAL INDEX FUND #1869	289		32,424

	U.S. Large Cap Equity Index Fund
	Common/Collective Trusts

*	VANGUARD EMPLOYEE BENEFIT INDEX FUND #528	428		83,801

	U.S. SMALL/MID Cap Equity Index Fund
	Mutual Funds

*	VANGUARD EXTENDED MARKET INDEX FUND #856	1,080		67,769

	The Diversified Bond Fund:
	Common/Collective Trusts
	LOOMIS SAYLES CORE FULL BOND FUND	9,835		163,449
	Mutual Funds
	PIMCO TOTAL RETURN FUND-INST #35	27,894		298,186

	Total Diversified Bond Fund			461,635

	The U.S. Large-Cap Equity Fund:
	Common/Collective Trusts
*	VANGUARD EMPLOYEE BENEFIT INDEX FUND #528	2,358		461,524
	Money Market
*	WELLS FARGO ADV HERITAGE MONEY MARKET FUND #3106 (COLUMBIA)	9,564		9,564
*	WELLS FARGO ADV HERITAGE MONEY MARKET FUND #3106 (SANDS)	2,436		2,436

*	Indicates party-in-interest

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

December 31, 2013

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Cost	(e) Current Value (in thousands)

*	WELLS FARGO ADV HERITAGE MONEY MARKET FUND #3106 (TCW)	2,539		2,539
	Fixed Income
	CEMEX S.A.B. de C.V. U.S. 3.750% 3/15/2018	488		662
	Common Stock
	ABB LTD - ADR	76		2,028
	ABBOTT LABS	73		2,797
	ABBVIE INC	22		1,154
	ACE LIMITED	80		8,331
	ACE LIMITED	41		4,193
	ACTAVIS PLC	16		2,661
	ADT CORP/THE	36		1,439
	ALEXION PHARMACEUTICALS INC	77		10,232
	ALLERGAN INC	24		2,676
	ALLSTATE CORP	73		3,970
	ALTRIA GROUP INC	42		1,621
	AMAZON COM INC COM	15		5,842
	AMAZON COM INC COM	57		22,532
	AMERICAN INTERNATIONAL GROUP, INC	64		3,271
	AMERICAN TOWER CORP	54		4,286
	ANALOG DEVICES INC	46		2,367
	APPLE INC	14		7,655
	ARM HOLDINGS PLC - ADR	61		3,355
	ARM HOLDINGS PLC - ADR	200		10,946
	ASML HOLDING NV-NY REG SHS	125		11,713
	AT & T INC	176		6,175
	ATHENAHEALTH INC	21		2,829
	ATHENAHEALTH INC	33		4,439
	BAIDU INC ADR	110		19,567
	BANK NEW YORK MELLON CORP COM	74		2,592
	BANK OF AMERICA CORP	727		11,318
	BIOGEN IDEC INC	39		10,903
	BIOMARIN PHARMACEUTICAL INC	37		2,575
	BIOMARIN PHARMACEUTICAL INC	69		4,854
	BLACKROCK INC	7		2,210
	BOEING CO	45		6,091
	BOSTON SCIENTIFIC CORP COM	466		5,604
	BP PLC - ADR	100		4,868
	BRISTOL MYERS SQUIBB CO	25		1,316
	CA INC	20		660
	CAPITAL ONE FINANCIAL CORP	60		4,606
	CARDINAL HEALTH INC COM	21		1,422
	CATERPILLAR INC	27		2,455
	CELGENE CORP COM	19		3,261
	CERNER CORP COM	80		4,448
	CERNER CORP COM	146		8,138

*	Indicates party-in-interest

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

December 31, 2013

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Cost	(e) Current Value (in thousands)

	CHEVRON CORP	60		7,488
	CHIPOTLE MEXICAN GRILL INC	24		12,947
	CISCO SYSTEMS INC	367		8,223
	CITIGROUP INC.	151		7,892
	COBALT INTERNATIONAL ENERGY IN	46		758
	COCA COLA CO	42		1,753
	COMCAST CORP CLASS A	45		2,336
	COSTCO WHOLESALE CORP	20		2,333
	CVS/CAREMARK CORPORATION	19		1,361
	DELTA AIR LINES INC	95		2,612
	DEUTSCHE TELEKOM AG - ADR	110		1,901
	DISCOVER FINANCIAL SERVICES	27		1,506
	DOMINION RES INC VA	44		2,816
	DOW CHEMICAL CO	83		3,697
	DRIL-QUIP INC COM	15		1,692
	DUKE ENERGY HOLDING CORP. COM	30		2,096
	E M C CORP MASS	49		1,234
	EATON CORP PLC	105		7,965
	EMERSON ELECTRIC CO	18		1,246
	ENBRIDGE INC	51		2,239
	EQT CORPORATION	47		4,243
	EQUINIX INC	18		3,159
	EXXON MOBIL CORPORATION	44		4,440
	FACEBOOK INC	286		15,630
	FASTENAL CO	49		2,307
	FIFTH THIRD BANCORP	120		2,521
	FLUOR CORP NEW	27		2,163
	FMC TECHNOLOGIES INC	143		7,466
	FORD MOTOR COMPANY	211		3,259
	GENERAL ELECTRIC CO	534		14,960
	GENERAL MOTORS CO	124		5,083
	GILEAD SCIENCES INC	30		2,242
	GOLDMAN SACHS GROUP INC	44		7,780
	GOOGLE INC	5		5,604
	GOOGLE INC	23		26,000
	HALLIBURTON CO	20		990
	HCA HOLDINGS INC	45		2,140
	HEWLETT PACKARD CO	85		2,371
	HOME DEPOT INC	29		2,406
	HONEYWELL INTERNATIONAL INC	35		3,187
	INFINEON TECHNOLOGIES AG - ADR	112		1,216
	INTEL CORP	232		6,019
	INTERNATIONAL PAPER CO	102		4,999
	INTUITIVE SURGICAL INC	18		6,875
	JOHNSON & JOHNSON	124		11,323

*	Indicates party-in-interest

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

December 31, 2013

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Cost	(e) Current Value (in thousands)

	JPMORGAN CHASE & CO	278		16,239
	KELLOGG CO	31		1,890
	KEYCORP NEW	202		2,716
	KIMBERLY CLARK CORP COM	21		2,170
	KRAFT FOODS GROUP INC	30		1,640
	LAS VEGAS SANDS CORP	126		9,938
	LINKEDIN CORP	12		2,656
	LINKEDIN CORP	33		7,112
	LORILLARD INC	51		2,567
	LYONDELLBASELL INDU-CL A	55		4,383
	MASTERCARD INC	8		6,894
	MAXIM INTEGRATED PRODS INC	36		1,018
	MEAD JOHNSON NUTRITION CO	27		2,259
	MEDTRONIC INC	68		3,876
	MERCK & CO INC NEW	97		4,836
	METLIFE INC	64		3,468
	MICROCHIP TECHNOLOGY INC COM	11		501
	MICROSOFT CORP	98		3,670
	MONDELEZ INTERNATIONAL INC	56		1,972
	MONSANTO CO NEW	76		8,858
	MORGAN STANLEY	156		4,885
	MOSAIC CO/THE	28		1,303
	NATIONAL OILWELL INC COM	19		1,479
	NATIONAL OILWELL INC COM	112		8,907
	NEXTERA ENERGY INC	29		2,453
	NIKE INC CL B	134		10,538
	NOVARTIS AG - ADR	60		4,837
	OCCIDENTAL PETE CORP	38		3,626
	OCEANEERING INTL INC	28		2,217
	OMNICOM GROUP	17		1,300
	PARKER HANNIFIN CORP	37		4,815
	PENTAIR, LTD.	17		1,294
	PFIZER INC	387		11,868
	PG&E CORP COM	41		1,656
	PHILIP MORRIS INTERNATIONAL IN	17		1,460
	PHILLIPS 66	37		2,888
	PIONEER NAT RES CO COM	20		3,720
	PNC FINANCIAL SERVICES GROUP	43		3,305
	PRAXAIR INC COM	23		2,926
	PRECISION CASTPARTS CORP	16		4,390
	PRICELINE COM INC	3		3,627
	PRICELINE COM INC	15		17,204
	PROCTER & GAMBLE CO	90		7,303
	QUALCOMM INC	58		4,277
	REGENERON PHARMACEUTICALS INC	32		8,890

*	Indicates party-in-interest

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

December 31, 2013

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Cost	(e) Current Value (in thousands)

	REGIONS FINL CORP NEW	238		2,350
	ROCHE HOLDINGS LTD - ADR	41		2,876
	ROYAL CARRIBEAN CRUISE	26		1,238
	SALESFORCE COM INC	92		5,066
	SALESFORCE COM INC	366		20,200
	SCHLUMBERGER LTD	44		3,965
	SCHLUMBERGER LTD	41		3,657
	SCHLUMBERGER LTD	125		11,264
	SCHWAB CHARLES CORP NEW	80		2,080
	SCHWAB CHARLES CORP NEW	306		7,956
	SEMPRA ENERGY COM	38		3,412
	SILVER WHEATON CORP	67		1,359
	SOUTHWESTERN ENERGY CO COM	227		8,928
	SPLUNK INC	37		2,555
	SPLUNK INC	106		7,279
	STARBUCKS CORP COM	53		4,161
	STARBUCKS CORP COM	75		5,879
	STATE STREET CORP	20		1,436
	SUNCOR ENERGY INC NEW F	132		4,634
	SYMANTEC CORP	80		1,876
	SYSCO CORP	61		2,203
	TE CONNECTIVITY LTD	29		1,575
	THERMO FISHER SCIENTIFIC INC	48		5,348
	TIFFANY & CO NEW	33		3,099
	TIME WARNER INC	53		3,693
	TRAVELERS COMPANIES, INC	19		1,678
	ULTA SALON COSMETICS & FRAGRAN	77		7,432
	UNION PACIFIC CORP	26		4,308
	UNITED CONTINENTAL HOLDINGS, INC.	104		3,950
	UNITED TECHNOLOGIES CORP	52		5,909
	UNIVERSAL HEALTH SVCS INC CL B	27		2,192
	US BANCORP DEL NEW	61		2,481
	VERISK ANALYTICS INC	44		2,885
	VISA INC-CLASS A SHRS	20		4,520
	VISA INC-CLASS A SHRS	107		23,715
	VMWARE INC	26		2,359
	VODAFONE GROUP PLC NEW ADR	75		2,957
	WALGREEN CO	16		914
	WALT DISNEY CO	102		7,819
*	WELLS FARGO & CO	268		12,174
	WEYERHAEUSER CO	52		1,633
	WHOLE FOODS MKT INC	19		1,076
	XEROX CORP	193		2,346
	XL GROUP PLC	182		5,797
	ZIMMER HOLDINGS INC	23		2,186

*	Indicates party-in-interest

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

December 31, 2013

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Cost	(e) Current Value (in thousands)

	ZIONS BANCORP	80		2,391

	Total U.S. Large-Cap Equity Fund			1,351,245

	The International Equity Fund
	Mutual Funds
	AMERICAN FUNDS EUROPACIFIC GROWTH FUND R6 #2616	4,150		203,480
	DFA EMERGING MARKETS VALUE FUND #5095	3,696		102,058
	DFA INTERNATIONAL SMALL CAP VALUE PORTFOLIO #5066	2,736		55,681
	GMO INTERNATIONAL CORE EQUITY FUND IV	5,333		181,377

	Total International Equity Fund			542,596

	The U.S. Small/Mid-Cap Equity Fund
	Money Market
*	WELLS FARGO ADV HERITAGE MONEY MARKET FUND #3106 (INTEGRITY)	1,254		1,254
*	WELLS FARGO ADV HERITAGE MONEY MARKET FUND #3106 (TIMES CAP)	2,470		2,470
*	WELLS FARGO ADV HERITAGE MONEY MARKET FUND #3106 (WELLS FARGO)	2,913		2,913
*	WELLS FARGO ADV HERITAGE MONEY MARKET FUND #3106 (WESTWOOD)	4,324		4,324
*	WELLS FARGO ADV HERITAGE MONEY MARKET FUND #3106 (WMC)	2,183		2,183

	Common Stock
	3D SYSTEMS CORPORATION	3		316
	ACCO BRANDS CORP	106		713
	ACI WORLDWIDE INC	22		1,433
	ACI WORLDWIDE INC	17		1,130
	ACUITY BRANDS (HOLDING CO) INC RR.	5		511
	ADVANCE AUTO PTS INC	15		1,672
	ADVANCE AUTO PTS INC	20		2,214
	ADVISORY BRD CO	27		1,722
	ADVISORY BRD CO	22		1,414
	AERCAP HOLDINGS NV	60		2,297
	AFFILIATED MANAGERS GROUP, INC COM	8		1,750
	ALBANY INTL CORP NEW CL A	33		1,195
	ALEXANDRIA REAL ESTATE EQUITIES	32		2,061
	ALIGN TECHNOLOGY INC	12		703
	ALKERMES PLC	24		972
	ALLEGHANY CORP DEL NEW	3		1,044
	ALLEGIANT TRAVEL CO	11		1,160
	ALLEGIANT TRAVEL CO	12		1,284
	ALLIANCE DATA SYS CORP	9		2,243
	ALLSCRIPTS HEALTHCARE SOLUTIONS INC	47		728
	ALLSCRIPTS HEALTHCARE SOLUTIONS INC	93		1,438
	ALNYLAM PHARMACEUTICALS INC	15		945

*	Indicates party-in-interest

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

December 31, 2013

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Cost	(e) Current Value (in thousands)

	ALNYLAM PHARMACEUTICALS INC	14		929
	AMC NETWORKS INC	34		2,288
	AMC NETWORKS INC	26		1,802
	AMDOCS LIMITED COM	38		1,547
	AMDOCS LIMITED COM	56		2,293
	AMERICAN AXLE & MFG HLDGS INC	26		532
	AMERICAN CAMPUS CMNTYS INC	44		1,417
	AMERICAN FINL GROUP INC OHIO COM	16		946
	AMSURG CORP	21		957
	AMTRUST FINANCIAL SERVICES INC	13		432
	ANN INC	15		562
	ANNIE’S INC	21		917
	ANNIE’S INC	26		1,120
	APOGEE ENTERPRISES INC	38		1,354
	APOLLO GLOBAL MANAGEMENT LLC	60		1,898
	APTARGROUP INC COM	10		660
	ARCH CAPITAL GROUP LTD	19		1,121
	ARES CAP CORP	41		720
	ARRIS GROUP INC	37		898
	ARROW ELECTRS INC	13		683
	ASBURY AUTOMOTIVE GROUP INC	7		355
	ASCENA RETAIL GROUP INC	54		1,148
	ASPEN TECHNOLOGY INC COM	30		1,258
	ASPEN TECHNOLOGY INC COM	43		1,792
	ASSURED GUARANTY LTD USD 1.0	28		656
	ASSURED GUARANTY LTD USD 1.0	23		539
	ATHENAHEALTH INC	8		1,013
	ATLAS AIR WORLDWIDE HLDGS INC	21		879
	ATMEL CORP	70		546
	ATMOS ENERGY CORP	13		587
	AVG TECHNOLOGIES	117		2,012
	AVIS BUDGET GROUP	64		2,567
	B/E AEROSPACE, INC.	27		2,367
	B/E AEROSPACE, INC.	8		668
	B/E AEROSPACE, INC.	24		2,057
	BALLY TECHNOLOGIES INC	13		981
	BANCORPSOUTH INC	29		739
	BANKUNITED INC	82		2,696
	BEACON ROOFING SUPPLY INC	32		1,289
	BELDEN INC	33		2,342
	BIOMARIN PHARMACEUTICAL INC	16		1,159
	BOISE CASCADE CO	56		1,660
	BONANZA CREEK ENERGY INC	11		473
	BORG WARNER INC.	28		1,542
	BROADRIDGE FINANCIAL SOLUTIONS	48		1,889

*	Indicates party-in-interest

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

December 31, 2013

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Cost	(e) Current Value (in thousands)

	BROADRIDGE FINANCIAL SOLUTIONS	66		2,596
	BROOKDALE SR LIVING INC	35		951
	BROWN SHOE INC NEW	14		381
	BRUKER CORPORATION	49		959
	BRUNSWICK CORP	15		710
	CABELAS INC	26		1,725
	CAMPUS CREST COMMUNITIES INC	67		628
	CAREFUSION CORP	57		2,270
	CARLISLE COS INC	17		1,354
	CARPENTER TECHNOLOGY CORP	24		1,483
	CASEYS GEN STORES INC	12		842
	CATO CORP NEW CL A	43		1,353
	CAVIUM INC	27		932
	CBRE GROUP INC	23		595
	CDW CORP/DE	27		634
	CEC ENTERTAINMENT INC COM	27		1,212
	CELLDEX THERAPEUTICS INC	26		636
	CEPHEID	21		957
	CEPHEID	30		1,405
	CHARLES RIVER LABORATORIES	30		1,569
	CHARLES RIVER LABORATORIES	10		518
	CHART INDUSTRIES INC	14		1,312
	CHEMTURA CORP/NEW	26		739
	CIENA CORP USD 0.01	16		374
	CLARCOR INC	15		952
	CLEAN HARBORS INC	34		2,009
	CLEAN HARBORS INC	19		1,157
	CNO FINANCIAL GROUP INC	38		666
	COGNEX CORP	23		871
	COHERENT INC	9		704
	COLFAX CORPORATION	39		2,490
	COLFAX CORPORATION	18		1,163
	COMERICA INC	23		1,098
	COMMVAULT SYSTEMS INC	15		1,123
	COMMVAULT SYSTEMS INC	24		1,788
	CONNS INC	13		986
	CONSOL ENERGY INC	34		1,297
	CONSTELLATION BRANDS INC	32		2,219
	COOPER COS INC COM NEW	11		1,301
	COPA HOLDINGS SA	12		1,877
	CORELOGIC INC	51		1,812
	CORNERSTONE ONDEMAND INC	30		1,606
	CORPORATE EXECUTIVE BOARD CO	29		2,249
	CORRECTIONS CORP OF AMER	22		707
	COSTAR GROUP, INC	16		2,953

*	Indicates party-in-interest

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

December 31, 2013

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Cost	(e) Current Value (in thousands)

	COSTAR GROUP, INC	8		1,454
	CREE, INC	16		1,012
	CUBESMART	29		465
	CUBIC CORP	17		914
	CUBIST PHARMACEUTICALS INC	10		655
	D R HORTON INC COM	33		742
	DDR CORP	35		544
	DELEK US HLDGS INC	19		666
	DELTIC TIMBER CORP COM	13		902
	DELUXE CORP	17		891
	DENBURY RESOURCES	55		895
	DIAMONDBACK ENERGY INC	14		737
	DIAMONDBACK ENERGY INC	9		492
	DIAMONDROCK HOSPITALITY CO	45		515
	DIAMONDROCK HOSPITALITY CO	93		1,072
	DIAMONDROCK HOSPITALITY CO	56		647
	DIEBOLD INC	30		990
	DIGITAL RLTY TR INC	28		1,375
	DIGITALGLOBE INC	52		2,119
	DIGITALGLOBE INC	52		2,159
	DR PEPPER SNAPPLE GROUP INC	23		1,111
	DSW INC	31		1,343
	DUNKIN’ BRANDS GROUP INC	16		786
	DYCOM INDS INC COM	18		497
	EAST WEST BANCORP INC	33		1,144
	EDUCATION RLTY TR INC	66		578
	EHEALTH INC	15		703
	EMCOR GROUP INC COM	18		745
	ENERSYS	10		684
	ENVISION HEALTHCARE HOLDINGS I	36		1,270
	EPL OIL & GAS INC	26		747
	EQUIFAX INC	34		2,356
	ERA GROUP INC	21		657
	ESCO TECHNOLOGIES INC	21		709
	ESTERLINE CORP	11		1,081
	EXPRESS INC	15		276
	FAIRCHILD SEMICONDUCTR INTERNATIONAL	41		551
	FAMILY DLR STORES INC	14		923
	FEI CO COM	14		1,291
	FIDELITY & GUARANTY LIFE	18		343
	FIDELITY NATIONAL FINANCIAL INC.	16		531
	FINISH LINE INC CL A	33		917
	FIRST BANCORP PUERTO RICO	103		638
	FIRST FINL BANCORP	91		1,588
	FIRST HORIZON NATL CORP	60		702

*	Indicates party-in-interest

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

December 31, 2013

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Cost	(e) Current Value (in thousands)

	FIRST MIDWEST BANCORP INC DEL	57		1,006
	FIRST NIAGARA FINL GROUP INC NEW	59		631
	FIRST NIAGARA FINL GROUP INC NEW	83		884
	FIVE BELOW INC	24		1,015
	FLEETCOR TECHNOLOGIES INC	11		1,289
	FLEETMATICS GROUP PLC	28		1,213
	FLIR SYS INC COM	73		2,188
	FLOWSERVE CORP COM	6		503
	FOOT LOCKER INC	41		1,691
	FORRESTER RESEARCH INC COM	25		944
	FORTUNE BRANDS HOME & SECURITY	39		1,772
	FORUM ENERGY TECHNOLOGIES INC	38		1,077
	FORUM ENERGY TECHNOLOGIES INC	21		599
	FOSTER WHEELER AG	84		2,769
	FREDS INC CL A	59		1,097
	FULLER H B CO	11		561
	G & K SVCS INC CL A	22		1,369
	GANNETT INC	36		1,049
	GARMIN LTD	38		1,751
	GATX CORP	21		1,084
	GENESEE & WYOMING INC-CL A	29		2,785
	GENESEE & WYOMING INC-CL A	5		479
	GENWORTH FINL INC	58		908
	GEOSPACE TECHNOLOGIES CORP	6		536
	GLOBAL PMTS INC W/I	25		1,625
	GLOBAL PMTS INC W/I	21		1,384
	GNC HOLDINGS INC	38		2,227
	GNC HOLDINGS INC	22		1,302
	GRACO INC	13		1,008
	GRACO INC	20		1,583
	GRAND CANYON EDUCATION INC	34		1,482
	GREIF INC-CL A	9		487
	GROUPON INC	98		1,152
	GUIDEWIRE SOFTWARE INC	24		1,183
	GULFPORT ENERGY CORP	11		694
	GULFPORT ENERGY CORP	18		1,121
	HAEMONETICS CORP MASS	33		1,390
	HAIN CELESTIAL GROUP INC	6		511
	HANCOCK HOLDING CO	17		621
	HANESBRANDS INC	19		1,300
	HCC INS HLDGS INC COM	23		1,038
	HEALTH NET INC	16		467
	HEALTHSOUTH REHABILITATION CORPORAT	10		329
	HEARTWARE INTERNATIONAL INC	10		939
	HELEN OF TROY LIMITED	14		689

*	Indicates party-in-interest

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

December 31, 2013

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Cost	(e) Current Value (in thousands)

	HELIX ENERGY SOLUTIONS INC	23		528
	HENRY JACK & ASSOC INC COM	53		3,126
	HENRY JACK & ASSOC INC COM	20		1,184
	HERTZ GLOBAL HOLDINGS INC	21		605
	HEXCEL CORP NEW COM	14		644
	HMS HLDGS CORP	49		1,113
	HOMEAWAY INC	33		1,354
	HUBBELL INC CL B	20		2,145
	HUNTINGTON BANCSHARES INC	72		698
	HURON CONSULTING GROUP INC	26		1,654
	IAC/INTERACTIVECORP	40		2,739
	ICON PLC	22		874
	IHS INC	8		982
	INFORMATICA CORP	27		1,112
	INLAND REAL ESTATE CORP	138		1,449
	INNOSPEC INC	16		749
	INSMED INC	37		621
	INTEGRATED DEVICE TECHNOLOGY INC	73		745
	INTERNATIONAL BANCSHARES CRP	39		1,034
	INTERSIL CORPORATION	47		536
	INVESTMENT TECHNOLOGY GROUP INC NEW	32		662
	IPG PHOTONICS CORP	18		1,405
	IPG PHOTONICS CORP	13		983
	ISIS PHARMACEUTICALS	7		265
	J2 GLOBAL INC	30		1,500
	J2 GLOBAL INC	46		2,280
	JANUS CAP GROUP INC	47		577
	JARDEN CORP	24		1,463
	KAISER ALUMINUM CORP	9		615
	KANSAS CITY SOUTHERN	15		1,824
	KAPSTONE PAPER AND PACKAGING C	8		446
	KBR INC	33		1,040
	KERYX BIOPHARMACEUTICALS	31		406
	KEYCORP NEW	53		718
	KNOLL INC	26		469
	KODIAK OIL & GAS CORP	64		713
	KOPPERS HLDGS INC	11		497
	KRISPY KREME DOUGHNUTS INC	38		735
	LACLEDE GROUP INC	10		477
	LAM RESEARCH CORP COM	9		468
	LAREDO PETROLEUM, INC.	32		872
	LA-Z-BOY INC	19		591
	LEAR CORP	28		2,291
	LEXINGTON REALTY TRUST	51		522
	LIFE TIME FITNESS INC	46		2,153

*	Indicates party-in-interest

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

December 31, 2013

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Cost	(e) Current Value (in thousands)

	LITHIA MOTORS INC CL A COM	15		1,055
	LITTELFUSE INC COM	6		601
	LKQ CORP	59		1,936
	LUMBER LIQUIDATORS HOLDINGS	12		1,250
	LUXFER HOLDINGS PLC-ADR	6		131
	MAGELLAN HEALTH SERVICES INC	16		929
	MAGELLAN HEALTH SERVICES INC	6		349
	MANPOWERGROUP INC	20		1,743
	MARRIOTT VACATIONS WORLDWIDE C	24		1,261
	MATTHEWS INTL CORP	23		993
	MAXIM INTEGRATED PRODS INC	33		908
	MAXIMUS INC	14		629
	MB FINANCIAL BANK	23		744
	MEDICAL PPTYS TR INC	37		457
	MEDNAX INC	24		1,302
	MEDNAX INC	41		2,189
	METHANEX CORP	8		474
	MICREL INC COM	28		276
	MICROS SYS INC	21		1,186
	MID AMERICA APARTMENT COM	11		639
	MOVADO GROUP INC COM	27		1,201
	MRC GLOBAL INC	36		1,170
	MTS SYS CORP	8		584
	MUELLER INDS INC	20		1,251
	NATIONAL PENN BANCSHARES INC	40		448
	NAVISTAR INTL CORP COM	14		537
	NEUSTAR INC	25		1,247
	NEW JERSEY RES CORP	6		279
	NICE SYSTEMS LTD. - ADR	25		1,016
	NORTHSTAR RLTY FIN CORP	53		711
	NORTHWEST BANCSHARES INC/MD	64		945
	NPS PHARMACEUTICALS INC	22		665
	NPS PHARMACEUTICALS INC	17		513
	NRG ENERGY INC	24		677
	OASIS PETROLEUM INC	49		2,278
	OASIS PETROLEUM INC	22		1,035
	OCH-ZIFF CAPITAL MANAGEMENT GR	115		1,702
	OFG BANCORP	42		728
	OLD DOMINION FREIGHT LINES INC	15		778
	OLD DOMINION FREIGHT LINES INC	27		1,452
	ORBITAL SCIENCES CORP	56		1,305
	OSHKOSH CORPORATION	9		466
	OWENS CORNING INC	15		601
	PDC ENERGY INC	16		836
	PDC ENERGY INC	14		760

*	Indicates party-in-interest

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

December 31, 2013

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Cost	(e) Current Value (in thousands)

	PENNSYLVANIA REAL ESTATE INVT TR	21		399
	PETSMART INC COM	14		989
	PINNACLE WEST CAP CORP	12		620
	PLATINUM UNDERWRITERS HLDGS	10		610
	PLEXUS CORP COM	16		706
	PNM RES INC	19		461
	POLYONE CORP	27		963
	POPULAR INC	28		805
	POST HOLDINGS INC	11		533
	POTLATCH HLDGS INC	37		1,553
	PRIMERICA INC	24		1,032
	PRIMORIS SERVIES CORPORATION	41		1,270
	PRIMORIS SERVIES CORPORATION	25		764
	PRIVATEBANCORP INC	81		2,352
	PROASSURANCE CORPORATION	43		2,085
	PROGRESS SOFTWARE CORP	17		438
	PROTO LABS INC	17		1,196
	PTC INC	15		540
	PUMA BIOTECHNOLOGY INC	5		545
	PVH CORP	9		1,255
	QLIK TECHNOLOGIES INC	54		1,425
	QUANTA SVCS INC COM	42		1,319
	QUESTAR CORP	66		1,517
	REGAL BELOIT CORP	11		841
	REINSURANCE GROUP AMER CLASS A NEW	15		1,124
	RENAISSANCERE HOLDINGS COM	28		2,677
	RESTORATION HARDWARE HOLDINGS	18		1,183
	REX ENERGY CORP	80		1,575
	RITE AID CORP	68		342
	RITE AID CORP	157		793
	ROBERT HALF INTL INC	44		1,854
	ROBERT HALF INTL INC	25		1,033
	ROCK-TENN CO CL A	21		2,226
	ROCK-TENN CO CL A	5		562
	ROCKWOOD HLDGS INC	39		2,776
	ROCKWOOD HLDGS INC	8		567
	ROSETTA RESOURCES INC	14		673
	ROWAN COMPANIES PLC	35		1,220
	RPM INTERNATIONAL INC	53		2,188
	RTI INTERNATIONAL METALS	16		543
	RYLAND GROUP INC	17		746
	RYMAN HOSPITALITY PROPERTIES	11		446
	SALIX PHARMACEUTICALS LTD	16		1,457
	SALIX PHARMACEUTICALS LTD	16		1,434
	SALLY BEAUTY CO INC	50		1,512

*	Indicates party-in-interest

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

December 31, 2013

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Cost	(e) Current Value (in thousands)

	SBA COMMUNICATIONS CORP	18		1,620
	SCANSOURCE INC COM	20		869
	SCORPIO TANKERS INC	127		1,495
	SEACOR HOLDINGS INC	9		839
	SEAWORLD ENTERTAINMENT INC	47		1,341
	SEAWORLD ENTERTAINMENT INC	38		1,093
	SEMTECH CORP COM	32		804
	SENSIENT TECHNOLOGIES CORP	13		640
	SERVICENOW INC	25		1,407
	SHUTTERSTOCK INC	10		868
	SIGNET JEWELERS LIMITED	15		1,157
	SIRONA DENTAL SYSTEMS INC	9		653
	SKECHERS U S A INC	28		943
	SOLAR CAPITAL LTD	14		316
	SOLARWINDS INC	29		1,078
	SOLERA HOLDINGS INC	47		3,350
	SPIRIT AEROSYTSEMS HOLD-CL A	24		817
	SPLUNK INC	8		520
	SPROUTS FARMERS MARKETS LLC	28		1,057
	STAGE STORES INC	40		891
	STERIS CORP COM	15		738
	STRATASYS LTD	11		1,489
	SUMMIT HOTEL PROPERTIES INC	60		540
	SUNSTONE HOTEL INVS INC NEW	52		699
	SUPERIOR ENERGY SERVICES INC	18		468
	SUSQUEHANNA BANCSHARES INC PA COM	47		601
	SVB FINL GROUP	24		2,517
	SYNERGY RESOURCES CORP	35		324
	SYNOVUS FINL CORP	200		719
	TABLEAU SOFTWARE INC-CL A	10		658
	TAL INTL GROUP INC	21		1,181
	TEAM HEALTH HOLDINGS INC	44		1,995
	TEAM HEALTH HOLDINGS INC	20		914
	TECH DATA CORP	2		128
	TERADATA CORP	16		715
	TEREX CORP NEW	15		630
	TEXAS CAP BANCSHARES INC	26		1,604
	TEXTRON INC	17		635
	THOR INDS INC	18		994
	TIMKEN CO	18		997
	TIMKEN CO	41		2,263
	TOWERS WATSON & CO CL A	13		1,691
	TRANSDIGM GROUP INC	8		1,353
	TREX COMPANY INC	15		1,209
	TRINITY INDS INC	26		1,428

*	Indicates party-in-interest

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

December 31, 2013

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Cost	(e) Current Value (in thousands)

	TRIQUINT SEMICONDUCTOR INC	44		371
	TRUEBLUE INC	51		1,323
	TUPPERWARE BRANDS CORPORATION	22		2,099
	UBIQUITI NETWORKS INC	15		672
	UGI CORP NEW COM	19		800
	UGI CORP NEW COM	13		532
	ULTIMATE SOFTWARE GROUP INC	20		3,095
	UNDER ARMOUR INC	18		1,564
	UNITED NAT FOODS INC	33		2,488
	UNITED NAT FOODS INC	14		1,054
	UNITED RENTAL INC COM	23		1,785
	UNITED STATIONERS INC COM	34		1,549
	UNIVERSAL HEALTH SVCS INC CL B	8		680
	UNS ENERGY CORPORATION	11		682
	UTI WORLDWIDE INC	38		675
	UTI WORLDWIDE INC	67		1,177
	VANDA PHARMACEUTICALS INC	12		154
	VANTIV INC	49		1,596
	VANTIV INC	75		2,453
	VCA ANTECH INC	23		726
	VECTREN CORP	14		492
	VERINT SYS INC	16		684
	VERISK ANALYTICS INC	15		1,004
	VISHAY INTERTECHNOLOGY INC	44		579
	VOLCANO CORP	33		710
	W. R. GRACE & CO COM	15		1,484
	WABCO HOLDINGS INC	28		2,644
	WABTEC CORP	27		2,021
	WADDELL & REED FINANCIAL INC COM	10		680
	WAGEWORKS INC	18		1,094
	WATTS WATER TECHNOLOGIES INC	38		2,351
	WEBSTER FINL CORP WATERBURY CONN	37		1,161
	WELLCARE HEALTH PLANS, INC	5		377
	WESCO INTL INC	20		1,826
	WEST CORP	36		927
	WESTAMERICA BANCORPORATION	5		280
	WESTAR ENERGY INC	13		427
	WESTERN ALLIANCE BANCORPORATION	39		933
	WEX INC	24		2,377
	WGL HOLDINGS INC	13		530
	WHITE MTNS INS GROUP	1		657
	WHITEWAVE FOODS CO	63		1,446
	WHITING PETE CORP NEW	7		452
	WHITING PETE CORP NEW	17		1,021
	WILEY JOHN & SONS INC	21		1,167

*	Indicates party-in-interest

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

December 31, 2013

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Cost	(e) Current Value (in thousands)

	WINTRUST FINL CORP	50		2,292
	WNS HOLDINGS LTD ADR	94		2,062
	WOODWARD INC.	22		990
	WRIGHT MEDICAL GROUP INC	37		1,150
	WYNDHAM WORLDWIDE CORP	13		986
	ZEBRA TECHNOLOGIES CORP CL A	13		719
	ZIONS BANCORP	39		1,165

	Total Small / Mid Cap Equity Fund			500,362

	The Stable Value Fund
	Fixed Income Obligations
	FFCB 0.2932% 12/06/2016	4,500		4,505
	FFCB 0% 07/15/2016	2,260		2,261
	FFCB 0% 03/04/2015	8,700		8,714
	FFCB 0.26525% 06/22/2015	14,365		14,373
	FFCB 0.2397% 10/26/2015	6,600		6,604
	FFCB 0.165% 10/01/2015	10,000		10,000
	FGOLD 15YR 4% 07/01/2025	470		497
	FGOLD 15YR 4% 07/01/2025	2,867		3,029
	FGOLD 15YR 3.5% 09/01/2025	234		244
	FGOLD 15YR 3.5% 10/01/2025	26		27
	FGOLD 15YR 3.5% 10/01/2020	25		26
	FGOLD 15YR 5% 11/01/2017	119		126
	FGOLD 15YR 5% 06/01/2018	139		148
	FGOLD 15YR 5.5% 09/01/2018	152		160
	FGOLD 15YR 5.5% 10/01/2018	51		53
	FGOLD 15YR 4% 06/01/2024	108		114
	FGOLD 15YR 4% 06/01/2024	698		736
	FGOLD 15YR 3.5% 11/01/2025	238		248
	FGOLD 15YR 3.5% 12/01/2025	83		86
	FGOLD 15YR 3.5% 01/01/2021	1,711		1,797
	FGOLD 15YR 4% 03/01/2026	250		264
	FGOLD 15YR 4% 05/01/2026	904		955
	FGOLD 15YR 4% 06/01/2026	6,566		6,937
	FGOLD 15YR 3.5% 07/01/2026	265		277
	FGOLD 15YR 3.5% 07/01/2026	434		452
	FGOLD 15YR 3.5% 07/01/2026	490		511
	FGOLD 15YR 3.5% 07/01/2026	718		749
	FGOLD 15YR 3.5% 08/01/2026	2,714		2,831
	FGOLD 15YR 3% 11/01/2026	1,462		1,490
	FGOLD 15YR 3% 01/01/2027	5,317		5,421
	FGOLD 15YR 3% 03/01/2027	1,797		1,832
	FGOLD 15YR 4% 06/01/2025	99		104
	FGOLD 15YR 4% 10/01/2025	87		91
	FGOLD 15YR 3.5% 10/01/2025	6,219		6,487

*	Indicates party-in-interest

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

December 31, 2013

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Cost	(e) Current Value (in thousands)

	FGOLD 15YR 3% 11/01/2025	2,038		2,078
	FGOLD 15YR 3.5% 12/01/2025	2,623		2,736
	FGOLD 15YR 3.5% 04/01/2021	755		793
	FGOLD 15YR 3.5% 04/01/2021	386		405
	FGOLD 15YR 3.5% 06/01/2026	2,749		2,868
	FGOLD 15YR 3.5% 07/01/2026	1,869		1,949
	FGOLD 15YR 3.5% 07/01/2026	266		277
	FGOLD 15YR 3% 01/01/2027	3,079		3,139
	FGOLD 15YR 3% 03/01/2027	5,413		5,518
	FGOLD 15YR 5.5% 02/01/2019	196		206
	FGOLD 15YR GIANT 3.5% 07/01/2021	35		37
	FGOLD 15YR GIANT 4% 10/01/2025	19		20
	FGOLD 15YR GIANT 4% 10/01/2025	267		282
	FGOLD 15YR GIANT 3% 06/01/2027	1,911		1,948
	FGOLD 15YR GIANT 3.5% 08/01/2027	3,528		3,680
	FGOLD 15YR GIANT 3.5% 09/01/2026	1,891		1,973
	FGOLD 15YR GIANT 4% 05/01/2026	1,603		1,692
	FGOLD 15YR GIANT 3.5% 10/01/2026	2,876		2,999
	FGOLD 15YR GIANT 3.5% 01/01/2027	2,901		3,026
	FGOLD 15YR GIANT 4% 06/01/2026	2,910		3,072
	FGOLD 15YR GIANT 3.5% 08/01/2026	148		155
	FGOLD 15YR GIANT 3% 01/01/2027	2,184		2,226
	FGOLD 15YR TBA(REG B) 3% 01/16/2029	14,099		14,360
	FHLMC 10/1 HYBRID ARM 2.375% 05/01/2033	53		55
	FHLMC 5/1 HYBRID ARM 2.633% 09/01/2037	260		275
	FHLMC 5/1 HYBRID ARM 2.265% 12/01/2036	470		502
	FHLMC 5/1 HYBRID ARM 2.24% 01/01/2037	480		511
	FHLMC 5/1 HYBRID ARM 2.41% 10/01/2037	199		211
	FHLMC 5/1 HYBRID ARM 2.786% 08/01/2036	210		224
	FHLMC 7/1 HYBRID ARM 2.476% 07/01/2035	578		611
	FHLMC_2907 4.5% 03/15/2019	43		44
	FHLMC_3812 2.75% 09/15/2018	1,670		1,724
	FHLMC_K001 5.651% 04/25/2016	2,808		3,052
	FHLMC_K008 2.746% 12/25/2019	2,005		2,089
	FHLMC_K701 2.776% 06/25/2017	1,271		1,313
	FNMA 10YR 5% 07/01/2016	6		7
	FNMA 10YR DUS 4.81% 08/01/2015	1,967		2,076
	FNMA 15YR 7.5% 03/01/2015	7		7
	FNMA 15YR 7% 02/01/2016	14		15
	FNMA 15YR 6% 08/01/2017	14		15
	FNMA 15YR 5.5% 02/01/2018	88		95
	FNMA 15YR 5.5% 05/01/2018	20		22
	FNMA 15YR 5.5% 07/01/2018	247		262
	FNMA 15YR 5.5% 07/01/2018	70		75
	FNMA 15YR 5% 11/01/2018	114		121

*	Indicates party-in-interest

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

December 31, 2013

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Cost	(e) Current Value (in thousands)

	FNMA 15YR 5% 01/01/2019	266		287
	FNMA 15YR 5% 12/01/2018	512		546
	FNMA 15YR 6% 02/01/2020	81		85
	FNMA 15YR 4.5% 03/01/2023	142		151
	FNMA 15YR 5% 03/01/2023	100		108
	FNMA 15YR 6% 04/01/2023	545		592
	FNMA 15YR 5% 04/01/2018	422		449
	FNMA 15YR 4.5% 07/01/2023	84		89
	FNMA 15YR 5% 08/01/2023	1		1
	FNMA 15YR 5.5% 08/01/2023	183		200
	FNMA 15YR 3.5% 09/01/2025	166		174
	FNMA 15YR 3.5% 10/01/2025	72		76
	FNMA 15YR 4% 09/01/2024	1,764		1,871
	FNMA 15YR 5% 10/01/2024	294		313
	FNMA 15YR 4.5% 01/01/2025	17		19
	FNMA 15YR 4% 05/01/2025	969		1,027
	FNMA 15YR 3.5% 11/01/2025	3,030		3,170
	FNMA 15YR 3.5% 10/01/2025	671		702
	FNMA 15YR 3.5% 11/01/2025	2,519		2,635
	FNMA 15YR TBA(REG B) 3% 01/16/2029	12,285		12,537
	FNMA 15YR TBA(REG B) 3.5% 01/16/2029	1,650		1,725
	FNMA 15YR TBA(REG B) 4% 01/16/2029	7,215		7,645
	FNMA 10/1 HYBRID ARM 1.79% 11/01/2032	40		42
	FNMA 10/1 HYBRID ARM 1.79% 12/01/2032	247		262
	FNMA 10/1 HYBRID ARM 1.795% 06/01/2033	23		24
	FNMA 10/1 HYBRID ARM 1.79% 11/01/2033	150		158
	FNMA 10/1 HYBRID ARM 2.171% 12/01/2033	35		37
	FNMA 10/1 HYBRID ARM 4.413% 03/01/2034	208		207
	FNMA 10/1 HYBRID ARM 5.481% 08/01/2034	96		102
	FNMA 10/1 HYBRID ARM 5.148% 08/01/2034	194		199
	FNMA 10/1 HYBRID ARM 5.667% 07/01/2034	121		130
	FNMA 10/1 HYBRID ARM 5.088% 10/01/2034	108		115
	FNMA 10/1 HYBRID ARM 5.108% 04/01/2035	165		178
	FNMA 10/1 HYBRID ARM 5.148% 09/01/2035	523		546
	FNMA 10/1 HYBRID ARM 5.064% 05/01/2035	240		260
	FNMA 10/1 HYBRID ARM 4.952% 08/01/2035	501		537
	FNMA 10/1 HYBRID ARM 6.025% 12/01/2035	181		190
	FNMA 10YR 3.5% 10/01/2020	583		614
	FNMA 10YR DUS 5.525% 07/01/2016	1,386		1,506
	FNMA 10YR DUS 5.223% 01/01/2018	2,024		2,178
	FNMA 15YR 5.5% 09/01/2016	1		1
	FNMA 15YR 3.5% 10/01/2026	2,565		2,683
	FNMA 15YR 4.5% 06/01/2026	303		323
	FNMA 15YR 3.5% 09/01/2026	3,340		3,495
	FNMA 15YR 3.5% 10/01/2026	879		920

*	Indicates party-in-interest

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

December 31, 2013

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Cost	(e) Current Value (in thousands)

	FNMA 15YR 3.5% 10/01/2026	62		64
	FNMA 15YR 4% 11/01/2026	863		919
	FNMA 15YR 3.5% 08/01/2027	775		812
	FNMA 15YR 4.5% 10/01/2019	389		414
	FNMA 15YR 5.5% 04/01/2021	287		314
	FNMA 15YR 5% 03/01/2023	34		37
	FNMA 15YR 4.5% 05/01/2024	721		767
	FNMA 15YR 3.5% 01/01/2026	1,410		1,475
	FNMA 15YR 3% 07/01/2027	951		972
	FNMA 15YR 3.5% 12/01/2025	411		430
	FNMA 5/1 HYBRID ARM 2.57% 12/01/2035	441		474
	FNMA 5/1 HYBRID ARM 1.189% 06/01/2037	483		500
	FNMA 5YR DUS 4.15% 07/01/2014	4,502		4,514
	FNMA 7/1 HYBRID ARM 2.25% 01/01/2034	195		205
	FNMA 7/1 HYBRID ARM 1.792% 01/01/2034	281		293
	FNMA 7/1 HYBRID ARM 2.329% 11/01/2034	150		158
	FNMA 7/1 HYBRID ARM 2.44% 10/01/2034	156		165
	FNMA 7/1 HYBRID ARM 2.15% 02/01/2035	278		294
	FNMA 7/1 HYBRID ARM 2.189% 01/01/2036	94		100
	FNMA 7/1 HYBRID ARM 2.084% 01/01/2036	50		53
	FNMA 7/1 HYBRID ARM 2.521% 03/01/2036	178		187
	FNMA 7/1 HYBRID ARM 2.307% 02/01/2036	252		266
	FNMA 7/1 HYBRID ARM 2.228% 02/01/2036	144		154
	FNMA 7/1 HYBRID ARM 2.637% 06/01/2036	104		110
	FNMA 7/1 HYBRID ARM 2.567% 07/01/2036	145		157
	FNMA_03-W11 3.28041% 06/25/2033	3		3
	FNMA_03-W19 5.29% 11/25/2033	73		73
	FNMA_04-60 5.5% 04/25/2034	359		387
	FNMA_09-37 4% 03/25/2024	1,181		1,238
	FNMA_10-87 4% 02/25/2024	548		567
	FNMA_11-15 5.5% 03/25/2026	1,683		1,816
	FNMA_11-16 3.5% 03/25/2026	438		457
	FNMA_11-55 3% 07/25/2025	2,814		2,974
	FNMA_12-31 1.75% 10/25/2022	4,899		4,909
	FSPC_T-13 6.085% 09/25/2029	5		5
	GNMA_09-71 3.304% 04/16/2038	129		129
	GNMA_10-122 1.897% 01/16/2032	701		703
	GNMA_10-122 3.772% 01/16/2032	393		399
	GNMA_10-124 3.848% 10/16/2032	147		148
	GNMA_10-141 1.864012% 08/16/2031	358		359
	GNMA_10-16 3.214% 01/16/2040	313		317
	GNMA_10-18 3.1% 12/16/2050	70		70
	GNMA_10-49 2.87% 03/16/2051	205		205
	GNMA_11-143 3.9633% 03/16/2033	1,215		1,245
	GNMA_11-161 1.738% 01/16/2034	2,342		2,350

*	Indicates party-in-interest

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

December 31, 2013

(a)		(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Cost	(e) Current Value (in thousands)

		GNMA_12-142 1.105% 05/16/2037	1,705		1,682
		GNMA_12-55 1.75% 08/16/2033	1,878		1,880
		GNMA_12-86 1.55817% 04/16/2040	1,733		1,723
		GNMA_13-105 1.705% 02/16/2037	3,436		3,416
		GNMA_13-12 1.41% 10/16/2042	1,246		1,229
		GNMA_13-126 1.54% 04/16/2038	1,040		1,035
		GNMA_13-138 2.15% 08/16/2035	1,334		1,337
		GNMA_13-146 2% 08/16/2040	1,739		1,737
		GNMA_13-17 1.55835% 10/16/2043	1,419		1,403
		GNMA_13-194 2.25% 05/16/2038	1,040		1,046
		GNMA_13-2 1.6% 12/16/2042	1,398		1,387
		GNMA_13-30 1.5% 05/16/2042	2,333		2,299
		GNMA_13-32 1.9% 01/16/2042	2,378		2,363
		GNMA_13-33 1.061% 07/16/2038	3,390		3,323
		GNMA_13-35 1.618% 02/16/2040	3,341		3,318
		GNMA_13-52 1.15% 06/16/2038	1,880		1,843
		GNMA_13-57 1.35% 06/16/2037	3,212		3,169
		GNMA_13-73 1.35% 01/16/2039	2,239		2,204
		GNMA_13-78 1.62443% 07/16/2039	852		840
		PRIVATE EXPORT FUNDING CO 5.45% 09/15/2017	1,920		2,198
		PRIVATE EXPORT FUNDING CO 3.05% 10/15/2014	3,425		3,499
		TREASURY NOTE 2% 01/31/2016	10,000		10,328
		TREASURY NOTE 0.25% 09/15/2014	15,000		15,013
		TREASURY NOTE 0.75% 02/28/2018	5,000		4,868
		TREASURY NOTE 0.25% 07/31/2015	20,000		20,000
		TREASURY NOTE 0.625% 10/15/2016	7,000		6,987
		US TII .125 04/15/16 (TIP 0.125% 04/15/2016	6,900		7,496
		US TII .50 04/15/15 (TIPS 0.5% 04/15/2015	2,520		2,775

		Common/Collective Trusts
	*	CT SHORT TERM CONSERVATIVE GOVT BOND FUND	9,393		94,958
	*	RVST GOVERNMENT INCOME FUND	909		26,832
	*	RVST STABLE CAPITAL FUND I	1,450		38,904
	*	COLUMBIA TRUST GOV MONEY MKT FUND	83,787		83,787

		Pooled separate accounts
		Met Life Separate Account Contract	656		65,895
		Total Stable Value Fund, Excluding Wrappers			652,965

		Wrapper Contracts:
		BANK OF AMERICA - #01-132, MATURES 12/31/50, 4.10%			24
		MONUMENT LIFE II - #MDA00633TR, MATURES 12/31/50, 4.11%			55
		NATIXIS - # 1025-06, MATURES 12/31/50, 4.04%			19
		PACIFIC LIFE - # 26755, MATURES 12/31/50, 4.00%			26

*	Indicates party-in-interest

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

December 31, 2013

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Cost	(e) Current Value (in thousands)

	RBC I - #10903, MATURES 12/31/50, 4.02%			13
	RBC II - #20903, MATURES 12/31/50, 4.50%			13

	Total Wrapper Contracts			150

	Total investments at fair value			4,690,155

	Adjustment from fair value to contract value:

	BANK OF AMERICA - #01-132, MATURES 12/31/50, 4.10%			(323)
	JP MORGAN CHASE I - #AISP01, MATURES 12/31/50, 4.24%			(813)
	MET LIFE - #28972, MATURES 12/31/50, 3.98%			(371)
	Met LIFE (SA)- #32745			(582)
	MONUMENT LIFE II - #MDA00633TR, MATURES 12/31/50, 4.11%			(258)
	MONUMENT LIFE V - #MDS00375TR, MATURES 12/31/50, 4.08%			(187)
	NATIXIS - # 1025-06, MATURES 12/31/50, 4.04%			(270)
	PACIFIC LIFE - # 26755, MATURES 12/31/50, 4.00%			(296)
	RBC I - #10903, MATURES 12/31/50, 4.02%			(177)
	RBC II - #20903, MATURES 12/31/50, 4.50%			(621)

	Total Adjustments			(3,898)

	Total investments			4,686,257

	Loans to Participants
*	Various Loans - 3.25% through 9.50% due through October 2043			102,157

	Loans to Participants Total			102,157

*	Indicates party-in-interest

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMERICAN EXPRESS RETIREMENT
SAVINGS PLAN

Date: June 26, 2014	By	/s/ Rita Pang
Rita Pang
Employee Benefits Administration
Committee

EXHIBIT INDEX

Exhibit Number	Description	How Filed

23.1	Consent of Independent Registered Public Accounting Firm – PricewaterhouseCoopers LLP	Electronically filed herewith

E-1